EX-99.77J REVALUATION

Exhibit 77(j)(b) - Restatement of Capital Accounts

For the year ended April 30, 2018, the Logan Capital Large Cap Growth Fund increased accumulated net investment income by $137,613, and decreased paid-in capital by $137,613.

The reclassifications have no effect on net assets or net asset value per share.